Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SALE OF PLAZA CENTERS SHARES

Tel Aviv, Israel, October 12, 2009, Elbit Imaging Ltd. (NASDAQ: EMITF) (“Elbit”) announces today that on October 9 ,2009 it sold a total of 4,794,292 ordinary shares of it subsidiary, Plaza Centers N.V., (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“Plaza”), to a number of Polish institutional investors. The aggregate consideration for the shares sold by Elbit is approximately £6.7 million (approximately $10.6 million) representing a price of 6.5 Polish Zlotys (“PLN”) per share (approximately £1.41 ), compared to the Warsaw Stock Exchange closing price on October 9, 2009 of 6.6 PLN per share (approximately £1.43 ). These shares were originally purchased by Elbit for a total consideration of £2.9 million (approximately $4.6 million), representing an average price of £0.61 per share. As result of this transaction, Elbit will generate a net cash flow of approximately £3.8 million (approximately $ 6.0 million).

In addition, Plaza has also notified today that it has sold 14,500,000 of its shares for a total aggregate consideration of approximately £20.5 million (approximately $32.5 million) representing a price of 6.5 PLN per share (approximately £1.41) to such investors. These shares were originally repurchased by Plaza for a total consideration of £7.7 million (approximately $ 12.2 million), representing an average price of £0.53 per share. As a result of this transaction, Plaza will generate a net cash flow of approximately £12.8 million (approximately $20.3 million).

The said shares were originally purchased within the framework of Plaza’s repurchase shares program announced on October 20, 2008 which was executed between October 2008 and January 2009.

Following these transactions Elbit currently owns approximately 68.3% of Plaza share capital.

About Elbit Imaging Ltd.
The Activities of Elbit Imaging Ltd. are divided into the following principal fields: (i) Shopping and Entertainment Centers – Initiation, construction, operation, management and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels – Hotel ownership, operation, management and sale, primarily in major European cities; (iii) Image Guided Treatment – Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (vi) Residential Projects – Initiation, construction and sale of residential projects and other mixed-use real projects, predominantly residential, located in Eastern Europe and in India; and (v) Other Activities – (a) The distribution and marketing of fashion apparel and accessories in Israel; (b) venture capital investments; and (c) investments in hospitals, and farm and dairy plants in India, which are in preliminary stages.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2008, under the caption “Risk Factors.”

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il
Dudi Machluf, CFO Elbit Imaging Ltd. (972-3) 608-6024 dudim@elbitimaging.com

Elbit Imaging Ltd. 2 Weitzman Street, Tel Aviv 64239, Israel Tel: +972-3-608-6000 Fax: +972-3-608-6054